3415 OTTER CT • HAYWARD CA 94542
510-301-4535 • SILVANO@TEQUILASLAPINATA.COM

S I L V A N O   H E R N A N D E Z   M E J I A

WORK EXPERIENCE

2010-current, La Penca Azul, 1440 Park St., Alameda, CA 94501
-*Line Cook/Chef/Food Preparer.*
Duties: Preparation of various menu items for daily restaurant orders. Meat, seafood, and vegetable organization and cleaning. Proprietary recipe development. Inventory control. Kitchen management and food safety practices.

2010- 2013, Vive! Brands, 1151 Harbor Bay Parkways, Ste 130, Alameda, CA, 94502
-Marketing Director.
Duties: Social Media Director expanded and maintained business presence via social media. Managed social media posts via twitter, instagram, face book, and constant contact. Oversaw all print and multi-media projects and advertising.
people, hired vendors and contractors.

2001-2010, La Piñata Restaurant, 1440 Park St, Alameda CA 94501
-*Manager/Bar Manager/Server.*
Duties: Managed restaurant team of up to 50 employees, customer service relations, food handling safety, governed food and bar quality.

EDUCATION

2003-2008, San Francisco State University, San Francisco, California
Bachelor of Science: Business Administration, GPA 3.55
Multiple Dean's List Awards,